Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

CSX Corporation

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Fiscal Years Ended
	Dec. 25, 2015		Dec. 26, 2014		Dec. 27, 2013		Dec. 28, 2012		Dec. 30, 2011
EARNINGS:
Earnings before Income Taxes	$3,138		$3,044		$2,922		$2,971		$2,940
Interest Expense	544		545		561		566		552
Amortization of debt discount	(3)		(3)		(3)		(3)		(3)
Interest Portion of Fixed Rent	14		21		26		27		29
Undistributed Earnings of Unconsolidated Subsidiaries	(40)		(43)		(42)		(29)		(30)
Earnings, as Adjusted	$3,653		$3,564		$3,464		$3,532		$3,488
FIXED CHARGES:
Interest Expense	$544		$545		$561		$566		$552
Capitalized Interest	26		26		21		20		15
Amortization of debt discount	(3)		(3)		(3)		(3)		(3)
Interest Portion of Fixed Rent	14		21		26		27		29
Fixed Charges	$581		$590		$606		$610		$593
Ratio of Earnings to Fixed Charges	6.3	x	6.0	x	5.7	x	5.8	x	5.9	x